TRANSMISSÃO PAULISTA

RECEIVED
2007 DEC -3 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, November 27, 2007 *Ref.CT/FR/022/2007*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

07028415

Gentleman/Madam:

We are enclosing copies of the Minutes of the Board of Directors Meeting held on November 12, 2007 in Brazil regarding Companhia de Transmissão de Energia Elétrica Paulista for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

TRANSMISSÃO PAULISTA

CTEEP – COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
CNPJ 02.998.611/0001-04
NIRE 35300170571

EXTRACT FROM THE MINUTES OF THE ONE HUNDRED AND SIXTIETH-SEVEN ORDINARY MEETING OF THE BOARD OF DIRECTORS

On the 12th (twelfth) day of the month of November 2007 at 12:00 p.m., pursuant to its convening by the Chairman, and in the form of an ordinary meeting, in accordance with Article 21 of the Company's Bylaws, the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista met in the meeting room located at Rua Casa do Ator, 1,155 – 9th floor, in the city and state of São Paulo in the presence of its members Luis Fernando Alarcón Mantilla - Chairman, Fernando Augusto Rojas Pinto - Vice-Chairman, César Augusto Ramírez Rojas, Fernando José Tenório Acosta, Fernando Maida Dall´Acqua, Guido Alberto Nule Amin, Isaac Yanovich Farbaiarz, Luisa Fernanda Lafaurie Rivera, Rogério da Silva and Orlando José Cabrales Martinez. The Board of Directors unanimously approved, according to the purposes submitted to them: **(i) Approval of the Multi-annual Financial Plan for the period from 2008 to 2010; (ii) Approval of the Policy of Integral Risk Management of the Company;** and **(iii) Approval of the 2008 Meetings Agenda.** I hereby certify that the abovementioned resolutions were extracted from the original minutes drafted in the Book of Minutes of the Board of Directors Meetings of the Company.

São Paulo, November 12, 2007

Maria Ignez Mendes de Vinhaes da Costa
Secretary

END